UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Landsea Homes Corporation
(Name of Subject Company (Issuer))
Lido Merger Sub, Inc.
(Name of Filing Person (Offeror))
a direct wholly owned subsidiary of
Lido Holdco, Inc.
(Name of Filing Person (Offeror))
The New Home Company Inc.
(Name of Filing Person (Offeror))
Apollo Management IX, L.P.
(Name of Filing Person (Offeror))
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
51509P103
(CUSIP Number of Class of Securities)
Lido Merger Sub, Inc.
c/o The New Home Company Inc.
18300 Von Karman Ave, Suite 1000
Irvine, California 92612
Attention: Miek Harbur
Telephone: (949) 382-6525
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
With copies to:
Brian P. Finnegan
Luke R. Jennings
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by Lido Merger Sub, Inc., a Delaware corporation (the “Offeror”), Lido Holdco, Inc., a Delaware corporation (“Parent”), The New Home Company Inc., a Delaware corporation (“New Home”), and Apollo Management IX, L.P., a Delaware limited partnership (“Management IX”). The Offeror is a wholly owned direct subsidiary of Parent. Parent is a wholly owned direct subsidiary of New Home. Each of Parent and New Home is controlled by certain funds managed by Management IX. This Schedule TO relates to the offer by the Offeror to purchase any and all of the issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”) of Landsea Homes Corporation, a Delaware corporation (the “Company” or “Landsea”) at a purchase price of $11.30 per Share, net to the holders thereof, in cash, without interest thereon and less any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of May 12, 2025, by and among the Company, Parent and the Offeror, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 9 and Item 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.
Item 1. Summary Term Sheet.
The information set forth in the section entitled “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Landsea Homes Corporation. Its principal executive offices are located at 1717 McKinney Avenue, Suite 1000, Dallas, Texas 75202. The telephone number of the Company’s principal executive office is (949) 345-8080.
(b) This Schedule TO relates to the Offeror’s offer to purchase any and all outstanding Shares. According to the Company, as of the close of business on May 8, 2025 there were 36,409,560 Shares issued and outstanding, 592,322 Shares issuable under outstanding restricted stock unit awards, 379,190 Shares issuable under outstanding stock option grants with an exercise price of less than $11.30 per Share and with a weighted average exercise price of $8.01 per Share, 1,282,877 Shares issuable under outstanding awards of performance share units (assuming “target” performance goals are achieved) and 1,552,000 Shares issuable under warrants at an exercise price of $11.50 per Share as the same may be adjusted pursuant to the terms of such warrants.
(c) The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a) – (c) This Schedule TO is filed by the Offeror, Parent, New Home and Management IX. The information set forth in the section entitled “Summary Term Sheet” and Section 9—“Certain Information Concerning the Offeror, Parent, New Home and Management IX” of, and Schedule A to, the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.
(a) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Summary Term Sheet
Introduction
Section 1—“Terms of the Offer”
Section 2—“Acceptance for Payment and Payment for Shares”
Section 3—“Procedures for Tendering Shares”
Section 4—“Withdrawal Rights”
Section 5—“Certain U.S. Federal Income Tax Consequences”
Section 7—“Certain Effects of the Offer”
Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents”
Section 13—“Conditions of the Offer”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a) The information set forth in Section 9—“Certain Information Concerning the Offeror, Parent, New Home and Management IX,” Section 10—“Background of the Offer; Contacts with the Company” and Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents” of, and Schedule A to, the Offer to Purchase is incorporated herein by reference.
(b) The information set forth in the Section 10—“Background of the Offer; Contacts with the Company” and Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents” of the Offer to Purchase is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) The information set forth in the sections entitled “Summary Term Sheet” and “Introduction” and Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents” of the Offer to Purchase is incorporated herein by reference.
(c)(1) – (7) The information set forth in the sections entitled “Summary Term Sheet” and “Introduction” and Section 6—“Price Range of Shares; Dividends,” Section 7— “Certain Effects of the Offer,” Section 10—“Background of the Offer; Contacts with the Company,” Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents” and Section 14—“Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
(a), (b), (d) The information set forth in the section entitled “Summary Term Sheet” and Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
(a), (b) The information set forth in Section 9 —“Certain Information Concerning the Offeror, Parent, New Home and Management IX” of, and Schedule A to, the Offer to Purchase is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information set forth in Section 2—“Acceptance for Payment and Payment for Shares,” Section 3—“Procedures for Tendering Shares,” Section 10—“Background of the Offer; Contacts with the Company,” Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents” and Section 17—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
Item 10. Financial Statements.
(a) Not applicable.
(b) Not applicable.

Item 11. Additional Information.
(a) The information set forth in Section 7—“Certain Effects of the Offer”, Section 10—“Background of the Offer; Contacts with the Company”, Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents,” Section 13—“Conditions of the Offer” and Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.
Item 12.	Exhibits.

(a)(1)(A)*	Offer to Purchase, dated May 23, 2025.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Text of Summary Advertisement, as published in The New York Times on May 23, 2025.
(a)(5)(A)
Joint Press Release, dated May 12, 2025 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO-C filed on May 13, 2025 by Lido Merger Sub, Inc., Lido Holdco, Inc., The New Home Company Inc. and Apollo Management IX, L.P.).

(a)(5)(B)
Letter to Customers (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO-C filed on May 13, 2025 by Lido Merger Sub, Inc., Lido Holdco, Inc., The New Home Company Inc. and Apollo Management IX, L.P.).

(a)(5)(C)
Letter to Brokers (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO-C filed on May 13, 2025 by Lido Merger Sub, Inc., Lido Holdco, Inc., The New Home Company Inc. and Apollo Management IX, L.P.).

(a)(5)(D)
Letter to Vendors and Suppliers (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO-C filed on May 13, 2025 by Lido Merger Sub, Inc., Lido Holdco, Inc., The New Home Company Inc. and Apollo Management IX, L.P.).

(a)(5)(E)
Email from CEO of The New Home Company Inc. to Landsea Homes Corporation employees, dated May 16, 2025 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO-C filed on May 16, 2025 by Lido Merger Sub, Inc., Lido Holdco, Inc., The New Home Company Inc. and Apollo Management IX, L.P.).

(b)(1)*	Land Bank Commitment Letter, dated as of May 12, 2025, from Kennedy Lewis Investment Management, LLC to The New Home Company Inc.
(d)(1)
Agreement and Plan of Merger, dated as of May 12, 2025, by and among Lido Holdco, Inc., Lido Merger Sub, Inc. and Landsea Homes Corporation (incorporated by reference to Exhibit 2.1 to Landsea Homes Corporation’s Form 8-K, filed on May 13, 2025).

(d)(2)*	Equity Commitment Letter, dated as of May 12, 2025, pursuant to which certain funds managed by affiliates of Apollo Global Management, Inc. have committed cash as capital to Lido Holdco, Inc.
(d)(3)*	Limited Guarantee, dated as of May 12, 2025, delivered by certain funds managed by affiliates of Apollo Global Management, Inc. in favor of Landsea Homes Corporation.
(d)(4)*	Confidentiality Agreement, dated as of March 15, 2025, between The New Home Company Inc. and Landsea Homes Corporation.
(g)	None.
(h)	None.
107*	Filing Fee Exhibit.

*	Filed herewith
Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIDO MERGER SUB, INC.

By:	/s/ Miek Harbur
	Name:	Miek Harbur
	Title:	Executive Vice President, General Counsel and Secretary

LIDO HOLDCO, INC

By:	/s/ Miek Harbur
	Name:	Miek Harbur
	Title:	Executive Vice President, General Counsel and Secretary

THE NEW HOME COMPANY INC.

By:	/s/ Miek Harbur
	Name:	Miek Harbur
	Title:	Executive Vice President, General Counsel and Secretary

APOLLO MANAGEMENT IX, L.P.

By:	AIF IX Management, LLC, its general partner

By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

Dated: May 23, 2025